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Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street , N.W.
Washington, D. C.  20549

July 8, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions and representations from the engagement partner and manager of the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP.

We have read the first, second, third and fourth paragraphs of Item 4 included in Form 8-K dated July 8, 2002, of Brand Services, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.


Very truly yours,

/s/  ARTHUR ANDERSEN LLP